UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2015

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

130 Adelaide Street West, Suite 1010
Toronto, Ontario M5H  3P5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   Form 51-102F3 -- Material Change Report

2.   Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: February 11, 2015	By:	/s/ Henry Kneis
Henry Kneis Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	REPORTING ISSUER

LiveReel Media Corporation (the “Issuer”)
130 Adelaide Street West, Suite 1010
Toronto, Ontario
M5H 3P5

Item 2.	DATE OF MATERIAL CHANGE

February 11, 2015.

Item 3.	PRESS RELEASE

A press release was issued by the Issuer on February 11, 2015 via a Canadian news wire service, a copy of which has been filed on SEDAR.

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that at a special meeting of shareholders held today, shareholders authorized the Company to file Article of Dissolution to dissolve the Issuer.  The Issuer has requested that the OTC Bulletin Board cease trading its shares, as management believes they have no value.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced that at a special meeting of shareholders held today, shareholders authorized the Company to file Article of Dissolution to dissolve the Issuer.  The dissolution was approved by shareholders holding 20,898,653 common shares, representing 88.8% of the issued and outstanding shares of the Issuer.  The Issuer has requested that the OTC Bulletin Board cease trading its shares, as management believes they have no value.

The Issuer has entered into a Distribution and Winding-Up Agreement whereby its major shareholder, being the only creditor of the Issuer, will agree to forgive all of its existing indebtedness of approximately $330,584 in exchange for the assets of the Issuer.  The Issuer’s business activities are inactive and it has no cash or assets.  The board of directors of the Issuer concluded that an orderly dissolution of the Issuer makes imminent sense in light of the other options available.

Item 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

Item 7.	OMITTED INFORMATION

No information has been omitted from this material change report.

Item 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Henry Kneis, Chief Financial Officer
Telephone: (416) 649-5085
Facsimile (416) 649-5099

Item 9.	DATE OF REPORT

February 11, 2015.

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE
SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ANNOUNCEMENT

TORONTO, ONTARIO, February 11, 2015 – LiveReel Media Corporation (OTC: LVRLF.PK) (the “Company”) announced that at a special meeting of shareholders held today, shareholders authorized the Company to file Article of Dissolution to dissolve the Company.  The dissolution was approved by shareholders holding 20,898,653 common shares, representing 88.8% of the issued and outstanding shares of the Company.

The Company has entered into a Distribution and Winding-Up Agreement whereby its major shareholder, being the only creditor of the Company, will agree to forgive all of its existing indebtedness of approximately $330,584 in exchange for the assets of the Company.  The Company’s business activities are inactive and it has no cash or assets and accordingly, there will be no distribution made to shareholders.

Despite taking an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns, management has not been successful in attracting any new investment opportunity or business.

The Company’s largest shareholder, which it has relied upon for financial support, has indicated that it is no longer willing to finance the Company.  As a result, the board of directors concluded that an orderly dissolution of the Company makes imminent sense in light of the other options available.

The Company has requested that the OTC Bulletin Board cease trading its shares, as management believes they have no value.

Contact:
Henry Kneis, CFO
(416) 649-5085